UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   Form U-3A-2



   Statement by Holding Company Claiming Exemption under Rule U-3A-2 from the
          Provisions of the Public Utility Holding Company Act of 1935





                         CAROLINA POWER & LIGHT COMPANY

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of Claimant and every subsidiary thereof.

A.  The Claimant

           Carolina Power & Light Company (the Company) is a public service corporation formed under the laws of North Carolina in 1926, and is an electric utility company and a holding company as defined by the Public Utility Holding Company Act of 1935. The Company is primarily engaged in the generation, transmission, distribution and sale of electricity in portions of North and South Carolina. The Company's service territory covers approximately 30,000 square miles, including a substantial portion of the coastal plain of North Carolina extending to the Atlantic coast between the Pamlico River and the South Carolina border, the lower Piedmont section of North Carolina, an area in northeastern South Carolina and an area in western North Carolina in and around the City of Asheville. The estimated total population of the territory served is approximately 3.9 million.

           The principal executive offices of the Company are located at 411 Fayetteville Street, Raleigh, North Carolina 27601. (Reference is made to Part I, Item I of the Form 10-K Annual Report of the Company for the year ended December 31, 1998, to be incorporated herein by reference for additional information concerning the business of the Company).

           As of December 31, 1998, the Company did not hold any direct or indirect interests in an exempt wholesale generator (EWG) or a foreign utility company.

B.  Utility Subsidiaries - 100% Owned

           As of July 15, 1999, the Company consummated a merger with North Carolina Natural Gas Corporation (NCNG) in a stock-for-stock transaction.

           NCNG is a public utility corporation formed under the laws of Delaware, and is a gas utility company as defined by the Public Utility Holding Company Act of 1935. NCNG is primarily engaged in the transmission and distribution of natural gas through approximately 1,069 miles of transmission pipeline and approximately 2,772 miles of distribution mains. Natural gas is sold under regulated rates to approximately 162,000 customers in 86 cities and towns and four municipal gas distribution systems in eastern and southcentral North Carolina. The estimated total population of the territory served is
           2.6 million.

           The principal executive offices of NCNG are located at 150 Rowan Street, Fayetteville, North Carolina 28302. (Reference is made to
           Part I, Item I of the Form 10-K Annual Report of NCNG for the year ended September 30, 1998, to be incorporated herein by reference for additional information concerning the business of NCNG).

C.  Non-Utility Subsidiaries - 100% owned by Claimant or subsidiary thereof

           Cape Fear Energy Corporation - Organized to purchase natural gas for NCNG's system supply and for resale to large industrial users and the municipalities served by NCNG as well as provide energy management services on a contract basis. Headquartered and incorporated in North Carolina.

           Capitan Corporation - Organized to hold title to certain land and water rights. Headquartered and incorporated in Tennessee.

           CaroFinancial, Incorporated - Organized to hold certain investments. Headquartered and incorporated in Delaware.

           CaroFund, Incorporated - Organized to participate in affordable housing projects. CaroFund, Inc. owns 1% of CaroHome, LLC and other certain affordable housing entities in which CaroHome is invested. Headquartered and incorporated in North Carolina.

           CaroHome, LLC - Organized to further the Company's investments in affordable housing for low-income individuals. Headquartered and incorporated in North Carolina.


              i)     Less than 100% but greater than 10% owned by CaroHome, LLC
                     - All subsidiaries of CaroHome represent affordable housing projects. Each project is headquartered and incorporated or organized in the same state as designated below. Asterisk denotes projects in which CaroFund, Inc. holds an interest.

                     Anaheim Affordable, LP - Organized in California.
                     ARV Troy Villa, LP - Organized in Ohio.
                     Bradford Place of Fuquay-Varina LP - Organized in North Carolina.
                     Siler City - Cateland Place LP - Organized in North Carolina.
                     Cedar Tree Properties LP - Organized in Washington.
                     Lumberton-Chestnut Place LLC - Incorporated in North Carolina.
                     *Dillon Apartments of South Carolina LP - Organized in South Carolina.
                     *Enston Home LP - Organized in South Carolina.
                     *Excelsior Apartments LP - Organized in North Carolina.
                     First Partners II, LP - Organized in Massachusetts.
                     Garden Spring Housing Association, LLC - Incorporated in North Carolina.
                     The Garner School Apartments LP - Organized in North Carolina.
                     Wilmington-Hooper School Apts, LLC - Incorporated in North Carolina.
                     Mountainside LLC - Incorporated in North Carolina.
                     Meadow Spring Housing Assoc. LLC - Incorporated in North Carolina.
                     *Hartville Apartments LP - Organized in South Carolina.
                     *Manor Associates LP - Organized in North Carolina.
                     Asheboro-North Forest LLC - Incorporated in North Carolina.
                     Northgate II LLC - Incorporated in North Carolina.
                     Knightdale Development LLC - Incorporated in North Carolina.
                     Parkview Housing Associate LP - Organized in North Carolina.
                     Prairie Limited Liability Company - Incorporated in North Carolina.
                     Ridgewood Housing Assoc LLC - Incorporated in North Carolina.
                     Arden-River Glen LLC - Incorporated in North Carolina.
                     Rockwood North LLC - Incorporated in North Carolina.
                     *Rockwood AH-1 LP - Organized in North Carolina.
                     *Salem Creek Apartments LP - Organized in North Carolina.
                     *Marion Apartments LP - Organized in South Carolina.
                     Spring Forest Housing Assoc, LLC - Incorporated in North Carolina.
                     *Bishopville Apartments LP - Organized in South Carolina.
                     Trinity Ridge LLC - Incorporated in North Carolina.
                     Havelock-Tyler Place Apartments LLC - Incorporated in North Carolina.
                     West Cary Apartments LLC - Incorporated in North Carolina.
                     Westridge Woods LLC - Incorporated in North Carolina.
                     Boone-White Laurel LLC - Incorporated in North Carolina.
                     Wilrik Hotel Apartments LLC - Incorporated in North Carolina.
                     *Asheville-Woodridge LP - Organized in North Carolina.


           NCNG Pine Needle Investment Corporation - Organized to participate in the Pine Needle liquefied natural gas project in North Carolina. Headquartered and incorporated in North Carolina.

           NCNG Cardinal Pipeline Investment Corporation - Organized to participate in the acquisition of an existing pipeline and the extension of such pipeline in North Carolina. Headquartered and incorporated in North Carolina.

           NCNG Energy Corporation - Organized to participate in the Pine Needle liquefied natural gas project and the Cardinal Extension Pipeline project; however, these projects were transferred to Pine Needle Investment and Cardinal Pipeline Investment. This subsidiary is now used for other energy-related investments and sales to natural gas resellers. Headquartered and incorporated in North Carolina.

           Strategic Resource Solutions Corp. - Organized to specialize in facilities and energy management software systems and other services for educational, commercial, industrial and governmental markets nationwide. Headquartered and incorporated in North Carolina.

              i)     100% owned by Strategic Resource Solutions Corp.

                     Strategic Resource Solutions Engineering Corporation
                             - Organized as a Holding Company of the
                             Corporate Professional Engineering License of North Carolina. Headquartered and incorporated in North Carolina.
                     Applied Computer Technology Corporation - Organized
                             to develop and sell energy and facilities software systems for educational institutions. Headquartered and incorporated in North Carolina.
                     ACT Controls, Incorporated - Organized to develop
                             and install energy and facilities management systems for educational institutions. Headquartered and incorporated in North Carolina.
                     Diversified Control Systems, Incorporated - Organized
                             to develop, install and service energy and facilities management systems for educational institutions as well as commercial and industrial customers. Headquartered and incorporated in North Carolina.
                     Spectrum Controls, Incorporated - Organized to
                             develop, install and service energy and
                             facilities management systems for educational institutions as well as commercial and industrial customers. Headquartered and incorporated in North Carolina.

D.  Non-utility Subsidiaries - less than 100% owned but greater than 10% owned

           Better Homes for Garner LP - Organized to participate in affordable housing projects. Headquarted and organized in North Carolina. Capital City Low Income Housing LP - Organized to participate in affordable housing projects. Headquartered and organized in North Carolina.
           Absolut Limited Partnership - Organized to participate in affordable housing projects. Headquartered and organized in North Carolina.
           Walnut Street LP - Organized to participate in affordable housing projects. Headquartered and organized in North Carolina.
           WNC Institutional Tax Credit Fund, LP- Organized to participate in affordable housing projects. Headquartered and organized in
               California.

           Interpath Communications, Incorporated - Organized as a telecommunications company which is primarily engaged in providing internet-based services to the Southeast. Headquartered in North Carolina and incorporated in both North Carolina and Virginia.

              i) Less than 100% but greater than 10% owned by Interpath Communications, Incorporated

                     CFN FiberNet, LLC - Organized to market wholesale capacity to network carriers for its five members in Virginia, North Carolina, and South Carolina. Headquartered and incorporated in North Carolina.

                 Autonomous Networks, LLC - Organized as a national IP
                     network with points of presence in four major cities of the United States. A full mesh ATM network implemented on leased circuits connects the points of presence. Headquartered and incorporated in Delaware.

           Powerhouse Square, LLC - Organized to facilitate the renovation of several historic buildings in North Carolina. Headquartered and incorporated in North Carolina.

           Utech Venture Capital Corporation - Organized to provide venture capital for new technology to benefit electric utilities, augment R&D, provide investors a window on technical developments, and provide partnering opportunities to new start-up companies that offer new products and services to the utility industry. Headquartered and incorporated in Delaware.

           Utility Competitive Advantage Fund, LLC - Organized to seek long-term capital appreciation by making venture capital investments in entrepreneurial ventures that assist utilities in retaining and building their customer base, improving cost efficiencies, and/or generating new revenue opportunities. Headquartered and incorporated in Delaware.



E.  Inactive Subsidiaries

           CaroNet, LLC - Organized to provide fiber optic network capacity to telecommunications carriers in North and South Carolina. Incorporated in North Carolina.

           Carolina Acquisition Corporation - Organized as a wholly-owned subsidiary of the Company for consummation of the merger with NCNG. Incorporated in Delaware.


2. A brief description of the properties of the Claimant and each of its subsidiary public utility companies.

    A.  Carolina Power & Light Company

           At December 31, 1998, the Company had a total system installed generating capability (including North Carolina Eastern Municipal Power Agency's (Power Agency) share) of 9,963 MW, with generating capacity provided primarily from the installed generating facilities listed in the table below. The remainder of the Company's generating capacity is composed of 53 coal, hydro and combustion turbine units ranging in size from a 2.5 MW hydro unit to a 78 MW coal-fired unit. Pursuant to certain agreements with the Company, Power Agency has acquired undivided ownership interests of 18.33% in Brunswick Unit Nos. 1 and 2, 12.94% in Roxboro Unit No. 4 and 16.17% in Harris Unit No. 1 and Mayo Unit No. 1. Of the total system installed generating capability of 9,963 MW, 53% is coal, 32% is nuclear, 2% is hydro and 13% is fired by other fuels including No. 2 oil, natural gas and propane.

                      MAJOR INSTALLED GENERATING FACILITIES
                      -------------------------------------
                              AT DECEMBER 31, 1998
                              --------------------


                                          Year                        Maximum
                                        Commercial                   Dependable
Plant Location                Unit No.   Operation   Primary Fuel    Capacity
-------------------------   ----------   ---------   ------------    --------

Asheville                        1         1964          Coal        198 MW
(Skyland, N.C.)                  2         1971          Coal        194 MW

Cape Fear                        5         1956          Coal         143MW
(Moncure, N.C.)                  6         1958          Coal         173MW

Darlington County Plant          12        1997         Gas/Oil       120MW
(Hartsville, S.C.)               13        1997         Gas/Oil       120MW

H.F. Lee                         1         1952          Coal          79MW
(Goldsboro, N.C.)                2         1951          Coal          76MW
                                 3         1962          Coal         252MW

H.B. Robinson                    1         1960          Coal         174MW
(Hartsville, S.C.)               2         1971         Nuclear       683MW

Roxboro                          1         1966          Coal         385MW
(Roxboro, N.C.)                  2         1968          Coal         670MW
                                 3         1973          Coal         707MW
                                 4         1980          Coal         700MW*

L.V. Sutton                      1         1954          Coal          97MW
(Wilmington, N.C.)               2         1955          Coal         106MW
                                 3         1972          Coal         410MW

Brunswick                        1         1977         Nuclear       820MW*
(Southport, N.C.)                2         1975         Nuclear       811MW*

Mayo                             1         1983          Coal         745MW*
(Roxboro, N.C.)

Harris                           1         1987         Nuclear       860MW*
(New Hill, N.C.)

* Facilities are jointly owned by the Company and Power Agency, and the capacity shown includes Power Agency's share.

           In addition to the major generating facilities above, the Company also operates the following plants:

                        Plant           Location
                        -----           --------

               1.  Walters              North Carolina
               2.  Marshall             North Carolina
               3.  Tillery              North Carolina
               4.  Blewett              North Carolina
               5.  Weatherspoon         North Carolina
               6.  Morehead             North Carolina

           The Company's sixteen power plants represent a flexible mix of fossil, nuclear and hydroelectric resources, with a total generating capacity (including Power Agency's share) of 9,963 MW. The Company's strategic geographic location facilitates purchases and sales of power with many other electric utilities, allowing the Company to serve its customers more economically and reliably. Major industries in the Company's service area include textiles, chemicals, metals, paper, food, rubber and plastics, wood products, and electronic machinery and equipment.

           At December 31, 1998, the Company had 5,628 pole miles of transmission lines including 292 miles of 500 kV lines and 2,848 miles of 230 kV lines, and distribution lines of approximately 44,033 pole miles of overhead lines and approximately 12,759 miles of underground lines. Distribution and transmission substations in service had a transformer capacity of approximately 34,545 kVA in 2,035 transformers. Distribution line transformers numbered 420,633 with an aggregate 17,788,000 kVA capacity.

B.  North Carolina Natural Gas Corporation

           North Carolina Natural Gas Corporation (NCNG) owns approximately 1,069 miles of transmission pipelines of two to 16 inches in diameter which connect its distribution systems with the Texas-to-New York transmission system of Transco and the southern end of Columbia Gas Transmission Corporation's (Columbia) system. Transco delivers gas to NCNG at various points conveniently located with respect to NCNG's distribution area. Columbia delivers gas to one delivery point near the North Carolina-Virginia border. Gas is distributed by NCNG through 2,772 miles of distribution mains. These transmission pipelines and distribution mains are located primarily on rights-of-way held under easement, license or permit on lands owned by others.

           NCNG has a liquefied natural gas storage plant on its system to provide additional peak day gas supply for future growth in customer demand.

3. The following information for the 1998 calendar year with respect to claimant and each of its subsidiary public utility companies:

    (a)      Number of kWh. of electric energy sold (at retail or wholesale):
             CP&L: Retail:        40,049,754,088
                   Wholesale:      2,119,574,160
             NCNG: None

      Number of Mcf. of natural gas distributed at retail:
      CP&L:   None
      NCNG:   20,562,626

(b) Number of kWh. of electric energy sold at retail outside the State in which each company is organized:
      CP&L:   6,918,507,677
      NCNG:   None

      Number of Mcf. of manufactured or natural gas distributed at retail outside the State in which each company is organized:
      CP&L:   None
      NCNG:   None

(c) Number of kWh. of electric energy sold at wholesale outside the State in which each company is organized or at the State line:
      CP&L:   179,273,533
      NCNG:   None

      Number of Mcf. of manufactured or natural gas sold at wholesale outside the State in which each company is organized or at the State line:
      CP&L:  None
      NCNG:  None

(d) Number of kWh. of electric energy purchased outside the State in which each such company is organized or at the State line:
      CP&L:    2,804,809,000
      NCNG:   None

      Number of Mcf. of manufactured or natural gas purchased outside the State in which each such company is organized or at the State line:
      CP&L:   None
      NCNG:   22,212,141

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                                    NONE

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                                    NONE

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                                    NONE

     (d) Capitalization and earnings of the EWG of foreign utility company during the reporting period.

                                    NONE

     (e) Identify any service, sale or construction contract(s) between the EWG or foreign utility company and a system company and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                                    NONE

EXHIBIT A - Consolidating statement of income and surplus of Claimant and its subsidiary companies for the calendar year 1998, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

EXHIBIT B - Financial Data Schedule.

EXHIBIT C - Not Applicable.

                                   SIGNATURES

The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 16th day of July 1999.

                                                  CAROLINA POWER & LIGHT COMPANY
                                                  ------------------------------
                                                            (Claimant)


                                                  By       /s/ Glenn E. Harder
                                                    --------------------------
                                                               Glenn E. Harder
                                                    Executive Vice President and
                                                      Chief Financial Officer
                                                   (Principal Financial Officer)

CORPORATE SEAL

Attest:  /s/ Patricia Kornegay-Timmons
         -----------------------------
          Patricia Kornegay-Timmons
          Assistant Secretary


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Glenn E. Harder
Executive Vice President and Chief Financial Officer
Carolina Power & Light Company
411 Fayetteville Street
Raleigh, NC 27601

EXHIBIT A -

                         Carolina Power & Light Company
 Consolidating and Proforma Combined Income Statements & Statements of Retained Earnings
                                   Form U-3A-2
                      For the Year Ended December 31, 1998
                                 (in thousands)


                                                          NORTH
                                          PROFORMA      CAROLINA
                                          COMBINED       NATURAL        CONSOLIDATED
                                       CAROLINA POWER      GAS        CAROLINA POWER & ELIMINATIONS/    CAROLINA POWER &
                                      & LIGHT COMPANY  CORPORATION(a)  LIGHT COMPANY    ADJUSTMENTS     LIGHT COMPANY (E)
                                      ---------------------------------------------------------------------------------
STATEMENT OF INCOME
Operating Revenues
      Electric                              $3,130,045     $     -       $3,130,045     $      -            $3,130,045
      Regulated natural gas                    151,952     151,952                -            -                     -
      Diversified businesses                   122,402      60,778           61,624     (21,887)                     -
                                      ---------------------------------------------------------------------------------
          Total Operating Revenues           3,404,399     212,730        3,191,669     (21,887)             3,130,045
                                      ---------------------------------------------------------------------------------

Operating Expenses
   Fuel                                        571,419           -          571,419            -               571,419
   Gas purchased for resale                     78,995      78,995                -            -                     -
   Purchased power                             382,547           -          382,547            -               382,547
   Other operation and maintenance             670,590      28,112          642,478            -               642,478
   Depreciation and amortization               498,883      11,786          487,097            -               487,097
   Taxes other than on income                  149,358       7,854          141,504            -               141,504
   Harris Plant deferred costs, net              7,489           -            7,489            -                 7,489
   Diversified businesses                      166,201      54,617          111,584     (21,887)                     -
                                      ---------------------------------------------------------------------------------
         Total Operating Expenses            2,525,482     181,364        2,344,118     (21,887)             2,232,534
                                      ---------------------------------------------------------------------------------

Other Income (Expense)
   Interest income                               9,526           -            9,526     (10,382)                 9,526
   Harris Plant carrying costs                   3,785           -            3,785            -                 3,785
   Other, net                                 (29,586)         308         (29,894)       50,958              (58,954)
                                      ---------------------------------------------------------------------------------
        Total Other Income (Expense)          (16,275)         308         (16,583)       40,576              (45,643)
                                      ---------------------------------------------------------------------------------

Income Before Interest Charges and
Income Taxes                                   862,642      31,674          830,968       40,576               851,868
                                      ---------------------------------------------------------------------------------

Interest Charges
   Long-term debt                              174,908       5,007          169,901            -               169,901
   Other interest charges                       11,156           -           11,156        (196)                11,352
   Allowance for borrowed funds
    used during construction                   (6,821)           -          (6,821)            -               (6,821)
                                      ---------------------------------------------------------------------------------
           Net Interest Charges                179,243       5,007          174,236        (196)               174,432
                                      ---------------------------------------------------------------------------------

Income Before Income Taxes                     683,399      26,667          656,732       40,774               677,434
Income Taxes                                   267,531      10,037          257,494            -               278,196
                                      ---------------------------------------------------------------------------------
Net Income                                    $415,868     $16,630         $399,238      $40,774              $399,238
Preferred Dividend Requirement                   2,967           -            2,967            -                 2,967
                                      ---------------------------------------------------------------------------------
Earnings for Common Stock                     $412,901     $16,630         $396,271      $40,774              $396,271
                                      =================================================================================

STATEMENT OF RETAINED EARNINGS
Retained Earnings, Beginning of Year        $1,672,942     $59,061       $1,613,881      $30,608            $1,613,881
Net Income                                     415,868      16,630          399,238       40,774               399,238
Cash Dividends Declared                        308,530      10,108          298,422        6,802               284,818
Adjustments                                          -           -                -            -                     -
                                      ---------------------------------------------------------------------------------
Retained Earnings, End of Year              $1,793,884     $65,583       $1,728,301      $78,184            $1,728,301
                                      =================================================================================

                                                           STRATEGIC
                                           INTERPATH        RESOURCE
                                        COMMUNICATIONS     SOLUTIONS   CAROFINANCIAL,
                                           INC. (B)        CORP. (C)        INC.       CAPITAN, INC.  CAROFUND, INC.
                                      ---------------------------------------------------------------------------------
STATEMENT OF INCOME
Operating Revenues
      Electric                                 $        -     $      -       $       -       $     -        $        -
      Regulated natural gas                             -            -               -             -                 -
      Diversified businesses                       37,580       45,931               -             -                 -
                                      ---------------------------------------------------------------------------------
          Total Operating Revenues                 37,580       45,931               -             -                 -
                                      ---------------------------------------------------------------------------------

Operating Expenses
      Fuel                                              -            -               -             -                 -
     Gas purchased for resale                           -            -               -             -                 -
     Purchased power                                    -            -               -             -                 -
    Other operation and maintenance                     -            -               -             -                 -
    Depreciation and amortization                       -            -               -             -                 -
   Taxes other than on income                           -            -               -             -                 -
   Harris Plant deferred costs, net                     -            -               -             -                 -
   Diversified businesses                          52,860       80,611               -             -                 -
                                      ---------------------------------------------------------------------------------
         Total Operating Expenses                  52,860       80,611               -             -                 -
                                      ---------------------------------------------------------------------------------

Other Income (Expense)
   Interest income                                      -            -          10,382             -                 -
   Harris Plant carrying costs                          -            -               -             -                 -
   Other, net                                    (15,290)      (4,586)            (34)             -              (73)
                                      ---------------------------------------------------------------------------------
        Total Other Income (Expense)             (15,290)      (4,586)          10,348             -              (73)
                                      ---------------------------------------------------------------------------------

Income Before Interest Charges and
Income Taxes                                     (30,570)     (39,266)          10,348             -              (73)
                                      ---------------------------------------------------------------------------------

Interest Charges
   Long-term debt                                       -            -               -             -                 -
   Other interest charges                               -            -               -             -                 -
   Allowance for borrowed funds used
during construction                                     -            -               -             -                 -
                                      ---------------------------------------------------------------------------------
           Net Interest Charges                         -            -               -             -                 -
                                      ---------------------------------------------------------------------------------

Income Before Income Taxes                       (30,570)     (39,266)          10,348             -              (73)
Income Taxes                                      (9,944)     (14,299)           3,629             -              (88)
                                      ---------------------------------------------------------------------------------
Net Income                                      $(20,626)    $(24,967)          $6,719        $    -               $15
Preferred Dividend Requirement                          -            -               -             -                 -
                                      --------------------------------------------------------------------------------
Earnings for Common Stock                       $(20,626)    $(24,967)          $6,719           $ -               $15
                                      =================================================================================

STATEMENT OF RETAINED EARNINGS
Retained Earnings, Beginning of Year            $(21,065)    $(10,128)          $1,731            $7             $(33)
Net Income                                       (20,626)     (24,967)           6,719             -                15
Cash Dividends Declared                                 -            -           6,802             -                 -
Adjustments                                             -            -               -             -                 -
                                     ---------------------------------------------------------------------------------
Retained Earnings, End of Year                  $(41,691)    $(35,095)          $1,648            $7             $(18)
                                      =================================================================================

                                       CAROHOME, LLC
                                            (D)        POWERHOUSE SQUARE, LLC
                                      ----------------------------------------
STATEMENT OF INCOME
Operating Revenues
      Electric                                $      -             $        -
      Regulated natural gas                          -                      -
      Diversified businesses                         -                      -
                                      ----------------------------------------
          Total Operating Revenues                   -                      -
                                      ----------------------------------------

Operating Expenses
      Fuel                                           -                      -
     Gas purchased for resale                        -                      -
     Purchased power                                 -                      -
    Other operation and maintenance                  -                      -
    Depreciation and amortization                    -                      -
   Taxes other than on income                        -                      -
   Harris Plant deferred costs, net                  -                      -
   Diversified businesses                            -                      -
                                      ----------------------------------------
         Total Operating Expenses                    -                      -
                                      ----------------------------------------

Other Income (Expense)
   Interest income                                   -                      -
   Harris Plant carrying costs                       -                      -
   Other, net                                  (1,934)                     19
                                      ----------------------------------------
        Total Other Income (Expense)           (1,934)                     19
                                      ----------------------------------------

Income Before Interest Charges and
Income Taxes                                   (1,934)                     19
                                      ----------------------------------------

Interest Charges
   Long-term debt                                    -                      -
   Other interest charges                            -                      -
   Allowance for borrowed funds used
during construction                                  -                      -
                                      ----------------------------------------
           Net Interest Charges                      -                      -
                                      ----------------------------------------

Income Before Income Taxes                     (1,934)                     19
Income Taxes                                         -                      -
                                      ----------------------------------------
Net Income                                    $(1,934)                    $19
Preferred Dividend Requirement                       -                      -
                                      ----------------------------------------
Earnings for Common Stock                     $(1,934)                    $19
                                      ========================================

STATEMENT OF RETAINED EARNINGS
Retained Earnings, Beginning of Year          $(1,120)                    $ -
Net Income                                     (1,934)                     19
Cash Dividends Declared                              -                      -
Adjustments                                          -                      -
                                      ----------------------------------------
Retained Earnings, End of Year                $(3,054)                    $19
                                      ========================================

                         Carolina Power & Light Company
               Consolidating and Proforma Combined Balance Sheets
                                   Form U-3A-2
                             As of December 31, 1998
                                 (in thousands)


                                                                  NORTH
                                                 PROFORMA       CAROLINA                                     CAROLINA
                                                 COMBINED      NATURAL GAS    CONSOLIDATED                    POWER &
                                              CAROLINA POWER   CORPORATION   CAROLINA POWER  ELIMINATIONS/     LIGHT
                                             & LIGHT COMPANY       (A)      & LIGHT COMPANY  ADJUSTMENTS      COMPANY
                                             -------------------------------------------------------------------------
ASSETS
Electric utility plant in service                 $10,280,638      $      -      $10,280,638     $     -  $10,280,638
Gas utility plant in service                          326,914       326,914                -           -            0
Accumulated depreciation                          (4,614,519)     (117,887)      (4,496,632)           -  (4,496,632)
                                             -------------------------------------------------------------------------
      Utility plant in service, net                 5,993,033       209,027        5,784,006           -    5,784,006
Held for future use                                    11,984             -           11,984           -       11,984
Construction work in progress                         331,109        24,243          306,866           -      306,866
Nuclear fuel, net of amortization                     196,684             -          196,684           -      196,684
                                             -------------------------------------------------------------------------
     Total Utility Plant, net                       6,532,810       233,270        6,299,540           -    6,299,540
                                             -------------------------------------------------------------------------

CURRENT ASSETS
Cash and cash equivalents                              31,810         2,938           28,872      15,181        3,528
Accounts receivable                                   422,761        16,343          406,418     (8,430)      395,181
Inventory                                             242,096        17,395          224,701           -      224,701
Deferred fuel/gas cost                                 46,798         4,151           42,647           -       42,647
Prepayments                                            63,809             -           63,809           -       63,574
Taxes receivable                                       18,155       (2,845)           21,000     (4,701)       17,416
Other current assets                                   17,381         3,972           13,409     (1,777)        8,117
                                             -------------------------------------------------------------------------
     Total Current Assets                             842,810        41,954          800,856         273      755,164
                                             -------------------------------------------------------------------------

DEFERRED DEBITS AND OTHER ASSETS
Income taxes recoverable through future
rates                                                 275,921       (1,973)          277,894           -      277,894
Abandonment costs                                      16,083             -           16,083           -       16,083
Harris Plant deferred costs                            60,021             -           60,021           -       60,021
Unamortized debt expense                               27,010             -           27,010           -       27,010
Nuclear decommissioning trust funds                   310,702             -          310,702           -      310,702
Miscellaneous other property and investments          300,003         5,325          294,678   (359,156)      369,246
Other assets and deferred debits                      264,106         3,484          260,622     (6,002)      199,016
                                             -------------------------------------------------------------------------
    Total Deferred Debits and Other Assets          1,253,846         6,836        1,247,010   (365,158)    1,259,972
                                             -------------------------------------------------------------------------

TOTAL ASSETS                                       $8,629,466      $282,060       $8,347,406  $(364,885)   $8,314,676
                                             =========================================================================

CAPITALIZATION
Common stock equity                                $3,075,495      $126,190       $2,949,305  $(369,521)   $2,957,372
Preferred stock- redemption not required               59,376             -           59,376           -       59,376
Long-term debt, net                                 2,673,414        59,000        2,614,414           -    2,614,414
                                             -------------------------------------------------------------------------
     Total Capitalization                           5,808,285       185,190        5,623,095   (369,521)    5,631,162
                                             -------------------------------------------------------------------------

CURRENT LIABILITIES
Current portion of long-term debt                      55,172         2,000           53,172           -       53,172
Notes Payable                                          36,000        36,000                -           -            -
Accounts payable                                      279,379        14,216          265,163       (889)      256,687
Interest accrued                                       40,791           850           39,941        (95)       39,941
Dividends declared                                     74,400             -           74,400           -       74,400
Other current liabilities                             119,736        10,912          108,824     (5,368)       95,065
                                             -------------------------------------------------------------------------
    Total Current Liabilities                         605,478        63,978          541,500     (6,352)      519,265
                                             -------------------------------------------------------------------------
                                                                                           0
DEFERRED CREDITS AND OTHER LIABILITIES                                                     0
Accumulated deferred income taxes                   1,702,418        23,494        1,678,924         765    1,682,831
Accumulated deferred investment tax credits           214,100         2,278          211,822           -      211,822
Other liabilities and deferred credits                299,185         7,120          292,065      10,223      269,596
                                             -------------------------------------------------------------------------
 Total Deferred Credits and Other Liabilities       2,215,703        32,892        2,182,811      10,988    2,164,249
                                             -------------------------------------------------------------------------

TOTAL CAPITALIZATION AND LIABILITIES               $8,629,466      $282,060       $8,347,406  $(364,885)   $8,314,676
                                             =========================================================================

                                                               STRATEGIC
                                                 INTERPATH     RESOURCE
                                              COMMUNICATIONS,  SOLUTIONS  CAROFINANCIAL,   CAPITAN,
                                                 INC. (B)      CORP. (C)       INC.          INC.     CAROFUND, INC.
                                             -------------------------------------------------------------------------
ASSETS
Electric utility plant in service                    $       -     $    -       $      -      $     -       $       -
Gas utility plant in service                                 -          -              -            -               -
Accumulated depreciation                                     -          -              -            -               -
                                             -------------------------------------------------------------------------
      Utility plant in service, net                          -          -              -            -               -
Held for future use
Construction work in progress                                -          -              -            -               -
Nuclear fuel, net of amortization                            -          -              -            -               -
                                             -------------------------------------------------------------------------
     Total Utility Plant, net                                -          -              -            -               -
                                             -------------------------------------------------------------------------

CURRENT ASSETS
Cash and cash equivalents                                7,473        892             21            6              81
Accounts receivable                                      5,131     14,536              -            -               -
Inventory                                                    -          -              -            -               -
Deferred fuel/gas cost                                       -          -              -            -               -
Prepayments                                                  -        235              -            -               -
Taxes receivable                                         3,472      4,753           (15)            -              75
Other current assets                                     1,825      3,430          1,683            -              17
                                             -------------------------------------------------------------------------
     Total Current Assets                               17,901     23,846          1,689            6             173
                                             -------------------------------------------------------------------------

DEFERRED DEBITS AND OTHER ASSETS
Income taxes recoverable through future
rates                                                        -          -              -            -               -
Abandonment costs                                            -          -              -            -               -
Harris Plant deferred costs                                  -          -              -            -               -
Unamortized debt expense                                     -          -              -            -               -
Nuclear decommissioning trust funds                          -          -              -            -               -
Miscellaneous other property and investments            66,325      6,144        168,274           67             488
Other assets and deferred debits                        24,242     42,945              -            -               1
                                             -------------------------------------------------------------------------
    Total Deferred Debits and Other Assets              90,567     49,089        168,274           67             489
                                             -------------------------------------------------------------------------

TOTAL ASSETS                                          $108,468    $72,935       $169,963          $73            $662
                                             =========================================================================
CAPITALIZATION
Common stock equity                                    $88,735    $62,847       $169,963          $73            $662
Preferred stock- redemption not required                     -          -              -            -               -
Long-term debt, net                                          -          -              -            -               -
                                             -------------------------------------------------------------------------
     Total Capitalization                               88,735     62,847        169,963           73             662
                                             -------------------------------------------------------------------------
CURRENT LIABILITIES
Current portion of long-term debt                            -          -              -            -               -
Notes Payable                                                -          -              -            -               -
Accounts payable                                         6,096      3,040              -            -               -
Interest accrued                                             -         95              -            -               -
Dividends declared                                           -          -              -            -               -
Other current liabilities                               11,267      7,746              -            -               -
                                             -------------------------------------------------------------------------
    Total Current Liabilities                           17,363     10,881              -            -               -
                                             -------------------------------------------------------------------------

DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes                          710    (5,382)              -            -               -
Accumulated deferred investment tax credits                  -          -              -            -               -
Other liabilities and deferred credits                   1,660      4,589              -            -               -
                                             -------------------------------------------------------------------------
   Total Deferred Credits and Other
Liabilities                                              2,370      (793)              -            -               -
                                             -------------------------------------------------------------------------

TOTAL CAPITALIZATION AND LIABILITIES                  $108,468    $72,935       $169,963          $73            $662
                                             =========================================================================



                                                                 POWERHOUSE SQUARE,
                                             CAROHOME, LLC (D)          LLC
                                             -----------------------------------
ASSETS

Electric utility plant in service               $        -          $         -
Gas utility plant in service                             -                    -
Accumulated depreciation                                 -                    -
                                             -----------------------------------
      Utility plant in service, net                      -                    -
Held for future use
Construction work in progress                            -                    -
Nuclear fuel, net of amortization                        -                    -
                                             -----------------------------------
     Total Utility Plant, net                            -                    -
                                             -----------------------------------

CURRENT ASSETS
Cash and cash equivalents                            1,616                   74
Accounts receivable                                      -                    -
Inventory                                                -                    -
Deferred fuel/gas cost                                   -                    -
Prepayments                                              -                    -
Taxes receivable                                         -                    -
Other current assets                                     -                  114
                                             -----------------------------------
     Total Current Assets                            1,616                  188
                                             -----------------------------------

DEFERRED DEBITS AND OTHER ASSETS
Income taxes recoverable through future
rates                                                    -                    -
Abandonment costs                                        -                    -
Harris Plant deferred costs                              -                    -
Unamortized debt expense                                 -                    -
Nuclear decommissioning trust funds                      -                    -
Miscellaneous other property and investments        35,706                7,584
Other assets and deferred debits                       420                    -
                                             -----------------------------------
    Total Deferred Debits and Other Assets          36,126                7,584
                                             -----------------------------------

TOTAL ASSETS                                       $37,742               $7,772
                                             ===================================

CAPITALIZATION
Common stock equity                                $37,742               $1,432
Preferred stock- redemption not required                 -                    -
Long-term debt, net                                      -                    -
                                             -----------------------------------
     Total Capitalization                           37,742                1,432
                                             -----------------------------------

CURRENT LIABILITIES
Current portion of long-term debt                        -                    -
Notes Payable                                            -                    -
Accounts payable                                         -                  229
Interest accrued                                         -                    -
Dividends declared                                       -                    -
Other current liabilities                                -                  114
                                             -----------------------------------
    Total Current Liabilities                            -                  343
                                             -----------------------------------

DEFERRED CREDITS AND OTHER LIABILITIES
Accumulated deferred income taxes                        -                    -
Accumulated deferred investment tax credits              -                    -
Other liabilities and deferred credits                   -                5,997
                                             -----------------------------------
   Total Deferred Credits and Other
Liabilities                                              -                5,997
                                             -----------------------------------

TOTAL CAPITALIZATION AND LIABILITIES               $37,742               $7,772
                                             ===================================

(a) NCNG Pineneedle Investment Corporation, NCNG Cardinal Pipeline Investment Corporation, NCNG Energy Corporation and Cape Fear Energy Corporation are accounted for in North Carolina Natural Gas Corporation.
(b) CFN FiberNet, LLC, and Autonomous Networks, LP are accounted for in Interpath Communications, Incorporated.
(c) Strategic Resource Solutions Engineering Corporation, Applied Computer Technology Corporation, ACT Controls, Incorporated, Diversified Control Systems, Incorporated and Spectrum Controls, Incorporated are accounted for in Strategic Resource Solutions Corp.
(d)  Includes all of the affordable housing investments held by CaroHome LLC.
(e) Better Homes for Garner LP, Capital City Low Income Housing LP, Absolut Limited Partnership, Walnut Street LP, WNC Institutional Tax Credit fund, LP, Utech Venture Capital Corporation and Utility Competitive Advantage Fund, LLC are accounted for in Carolina Power & Light Company.